Bellerophon Therapeutics, Inc.

184 Liberty Corner Road, Suite 302

Warren, New Jersey 07059

November 21, 2016

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Suzanne Hayes, Assistant Director

Re:	Bellerophon Therapeutics, Inc.
Registration Statement on Form S-1
Filed on October 25, 2016, as amended on November 10, 2016 and November 21, 2016
File No. 333-214230

Dear Ms. Hayes:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Bellerophon Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Tuesday, November 22, 2016, at 4:30 p.m., EST, or as soon as thereafter practicable.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Thank you very much.

Very truly yours,

Bellerophon Therapeutics, Inc.

/s/ Jonathan M. Peacock
Jonathan M. Peacock
Chief Executive Officer and President